Exhibit 99.1

News Release June 29, 2026

Santacruz Silver Reports Fatality at Bolivian Operation

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ:SCZM) (TSX.V:SCZ) (“Santacruz” or the “Company”) regrets to report that an employee of the Company was fatally injured at the Reserva mine, part of the mining operations in Bolivia.

The incident occurred on June 24, 2026 at approximately 6:30 pm, at the end of the third shift. Preliminary findings indicate the incident did not occur during the course of normal mining operations or the employee’s assigned work duties. Emergency response protocols were immediately activated; however, despite these efforts, the employee did not survive the incident.

The Company extends its deepest condolences to the employee’s family, friends, and colleagues during this difficult time. Support is being provided to the employee’s family and to employees affected by this tragic loss.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, stated: “The loss of a member of our team fills us with profound sorrow. On behalf of the entire organization, we express our condolences and support to the family of our employee during this incredibly difficult time. Nothing is more important than the health and safety of our people. Our priority is to provide the necessary support to their loved ones and, at the same time, advance a thorough investigation to determine the factors that led to this tragic event. We reaffirm our commitment to safety, transparency, and the continuous improvement of our operating protocols, with the goal of preventing a similar tragedy from happening again.

The Company has well-established safety procedures and training programs in place. Preliminary findings indicate the incident may have involved a deviation from these procedures.

As an immediate precautionary measure, the Company suspended activities in the affected area and initiated a comprehensive investigation in coordination with the competent authorities and external experts. The investigation will review the circumstances surrounding the incident and identify any additional corrective measures, with a commitment to full transparency and technical rigor.

The health and safety of the Company’s employees remain its highest priority. The Company remains committed to maintaining a safe workplace through rigorous safety standards, ongoing training, and continuous improvement of its safety systems and practices.

The Company will provide further commentary and updates on the investigation as additional information becomes available. The Company will also provide an update regarding the resumption of operations at this section of the Reserva Mine once the ongoing investigations have been completed.

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About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapan mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information, please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Eduardo Torrecillas

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, assumptions regarding the Company’s ability to carry out its business plans and operations and the continuation of current operating conditions.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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